5

08001174

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zurich Financial Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FILE NO. 82- 02089 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/11/08

Growth. Strength. Leadership.

12-31-07
AR/S



Letter to Shareholders 2007

Zurich Financial Services Group
Annual Report 2007

ZURICH®

Zurich – the global insurer

- Capabilities in more than 170 countries
- 60,000 Zurich employees serving our customers
- Tailored products and solutions
- A wide variety of distribution channels
- A well-diversified business portfolio
- More than 135 years of insurance experience

[illegible] to become the leading global insurance group in our chosen general and life insurance markets, consistently delivering top-tier results for our shareholders. By so doing, we will create strong relationships with our customers, agents and brokers, and provide rewarding opportunities for our employees.

Operational highlights of 2007

- The Zurich Way operational improvement target of USD 700 million surpassed, setting the foundation for deeper transformation
- Profitable growth achieved in target markets through customer, product and distribution strategies
- Strong risk management culture results in immaterial exposure to sub-prime financial crisis
- Standard & Poor's increases credit rating to AA-
- Seven acquisitions enlarge capabilities in emerging markets, Europe and the US

Contents

Shareholder letter



Dear Shareholder,

We are pleased to report that excellent operating performances across a broad portfolio of general and life insurance risks resulted in both record business operating profit and net income in 2007. The results were driven by our ability to achieve growth in profitable market segments, implement meaningful operational improvements and rigorously deploy sophisticated capital, investment and risk management techniques, notwithstanding challenging financial and market conditions.

Success in this era of tightening credit, fragile equity markets and competitive insurance rates demands a deep commitment to financial discipline and risk management. It requires a profound understanding of the risks one assumes – on both the asset and liability sides of the ledger – and the operational processes to ensure consistency of execution.

These are precisely the core competencies Zurich has developed over the past several years, and our success in embedding those traits into the Zurich culture is what accounts for the Group's solid balance sheet, steadily increasing profitability, and successful execution of its strategy.

We continue to identify and pursue the most promising growth opportunities globally, systematically expanding our customer base, enhancing our product offerings, and broadening our distribution capabilities. Each of these has been pursued through organic means and acquisitions, both in emerging and mature markets, and as we look into 2008 we see promising opportunities to continue this targeted approach to profitable growth.



Manfred Gentz
Chairman of the Board



James J. Schiro
Chief Executive Officer

We also continue to pursue operational transformation, building off of The Zurich Way to further increase our customer orientation, achieve higher efficiency in our operating models, and continuously improve our use of technology, talent and other critical resources.

Finally, in recognition that our strong balance sheet is a tremendous asset in these challenging times, we are also maintaining our focus on all dimensions of capital management, deploying sophisticated risk and investment management strategies to use existing capital in a prudent manner, while streamlining our corporate structures to maximize return on capital.

Each of these profitability levers is applied across our general and life insurance businesses in a differentiated manner, targeting growth where the opportunities are right or margin where market conditions suggest otherwise. This approach underpins our commitment to maximize the value of our diverse portfolio, generating sustained shareholder value and superior financial results.

Looking forward, Zurich will maintain its disciplined approach to the key levers of profitability, while refining our customer orientation, expanding our value propositions and enabling the growth and capabilities of our people.

Clearly, today's market environment poses particular challenges for the financial services sector. But Zurich's operational and strategic focus, built on a foundation of financial and underwriting discipline, delivered significant shareholder value in 2007, and we are convinced that this positions the Group for continued success in 2008 and beyond.

This level of continued success demands a lot from our people, and for this reason we thank the entire Zurich team for its commitment and hard work throughout 2007.

Thank you for your continued support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer



Zurich delivers when it really matters.

We place customers at the heart of all we do. By combining our strengths, insights and deep understanding of customers' needs, we provide timely and relevant services and solutions. Our customers know that we are there when they need us, around the world or around the corner, to help manage their risks in an uncertain world.

Achieving profitable growth

We focus on customer, product and distribution excellence to achieve profitable growth in selected target markets, generating growth organically and through acquisition.

Our strengths

We pride ourselves on our in-depth customer knowledge and insight, global network coupled with local expertise, quality of service and ease of doing business, strong capital base and wealth of talented employees, all strengthened by our brand and reputation.

Thought leadership

A readiness to identify and evaluate change, and a determination to demonstrate thought leadership in our industry, will equip us to meet the many challenges of tomorrow's world.

For more informatior
www.zurich.cor

Financial Information

This information is an extract taken from the Financial Review and Consolidated Financial Statements in the Financial Report. For further information please see the Financial Report, which is available on our Web site www.zurich.com or can be ordered.

The information contained within is unaudited. This document should be read in conjunction with our audited Consolidated Financial Statements. Certain comparatives in the Financial Information have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits. Comparatives are as of or for the year ended December 31, 2006, unless otherwise specified.

Financial highlights

in USD millions, for the years ended December 31	2007	2006	Change[1]
Business operating profit	**6,614**	6,035	10%
Net income attributable to shareholders	**5,626**	4,620	22%
General Insurance gross written premiums and policy fees	**35,650**	34,123	4%
Global Life gross written premiums, policy fees and insurance deposits	**21,703**	21,022	3%
Farmers Management Services management fees and other related revenues	**2,266**	2,133	6%
General Insurance business operating profit	**4,024**	3,804	6%
General Insurance combined ratio	**95.6%**	93.9%	(1.7 pts)
Global Life business operating profit	**1,443**	1,200	20%
Global Life gross new business annual premium equivalent (APE)	**2,947**	2,500	18%
Global Life new business margin, after tax (as % of APE)	**24.7%**	21.6%	3.1 pts
Global Life new business value, after tax	**729**	539	35%
Farmers Management Services business operating profit	**1,271**	1,225	4%
Farmers Management Services gross operating margin	**46.6%**	50.1%	(3.5 pts)
Farmers Management Services managed gross earned premium margin[2]	**6.8%**	7.3%	(0.5 pts)
Group investments average invested assets	**191,790**	185,371	3%
Group investments result, net	**10,089**	9,434	7%
Group investments return (as % of average invested assets)	**5.3%**	5.1%	0.2 pts
Shareholders' equity	**28,804**	25,587	13%
Diluted earnings per share (in CHF)	**46.37**	39.52	17%
Return on common shareholders' equity (ROE)	**21.0%**	20.4%	0.6 pts
Business operating profit (after tax) return on common shareholders' equity	**18.7%**	19.5%	(0.8 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] Farmers Management Services managed gross earned premium margin is calculated as gross operating profit of Farmers Management Services divided by the gross earned premiums of the Farmers Exchanges, which we manage, but do not own.

Performance overview

Business operating profit increased by 10 percent to USD 6.6 billion demonstrating the strength of our diversified portfolio in difficult market conditions.

- **General Insurance business operating profit** increased by USD 220 million, or 6 percent, to USD 4.0 billion. This reflects the strength of our diversified portfolio to absorb the adverse impacts of winter storm Kyrill (USD 183 million) and the UK floods in June and July (USD 567 million).
- **Global Life business operating profit** increased by USD 243 million, or 20 percent, to USD 1.4 billion, primarily resulting from increases in the US, benefiting from lower amortization of acquisition costs, the UK and Germany. **New business value, after tax,** increased by 35 percent in US dollar terms (28 percent on a local currency basis), reflecting both selective growth and margin improvements in accordance with our strategic priorities.
- **Farmers Management Services business operating profit** increased by USD 46 million, which represents the net result from increased management fees, resulting from strategic and operational growth initiatives, including the acquisition of Bristol West, as well as increased expenses to support the implementation of these initiatives.

Other Businesses business operating profit increased by USD 110 million with strong results contributed by **Farmers Re, Centre** and **Centrally Managed Businesses**. The **Corporate Functions** result decreased by USD 38 million mainly due to increased funding expenses.

Net income attributable to shareholders increased by USD 1.0 billion, or 22 percent, to USD 5.6 billion, with the prior year affected by regulatory settlements in the US. The **shareholders' effective tax rate** was 24.7 percent compared with 26.9 percent for the year ended December 31, 2006. The decrease of 2.2 percentage points is a result of the continuous optimization of the tax efficiency of our operating model.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 4 percent in US dollar terms, while remaining flat on a local currency basis, reflecting both underwriting discipline in all our General Insurance businesses in a competitive market environment and our ability to capitalize on attractive growth opportunities.
- **Global Life** insurance deposits increased by 12 percent in US dollar terms, and by 3 percent on a local currency basis, while gross written premiums and policy fees decreased by 6 percent in US dollar terms, and by 12 percent on a local currency basis. These movements reflect the strategic shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 18 percent in US dollar terms, and by 11 percent on a local currency basis, with increases across most regions, in particular in Ireland and at Zurich International Solutions, our international expatriate business based in the Isle of Man.
- **Farmers Management Services** management fees and other related revenues increased by 6 percent, reflecting the underlying increase in the gross earned premiums of 6 percent in the Farmers Exchanges, which we manage but do not own, as a result of organic and inorganic growth initiatives.

Return on common shareholders' equity increased by 0.6 percentage points to 21.0 percent as the prior year was affected by the costs of regulatory settlements in the US. These regulatory settlement costs were excluded from business operating profit, resulting in a decrease in **business operating profit (after tax) return on common shareholders' equity** of 0.8 percentage points to 18.7 percent.

Diluted earnings per share increased by CHF 6.85, or 17 percent, to CHF 46.37 for the year ended December 31, 2007, compared with CHF 39.52 for the same period in 2006.

General Insurance

in USD millions, for the years ended December 31	**2007**	2006	Change
Gross written premiums and policy fees	35,650	34,123	4%
Net earned premiums and policy fees	29,731	28,417	5%
Insurance benefits and losses, net of reinsurance	(20,966)	(19,913)	(5%)
Net underwriting result	1,305	1,732	(25%)
Net investment income	3,662	3,203	14%
Business operating profit	**4,024**	**3,804**	6%
Loss ratio	70.5%	70.1%	(0.4 pts)
Expense ratio	25.1%	23.8%	(1.3 pts)
Combined ratio	**95.6%**	**93.9%**	**(1.7 pts)**

Business operating profit increased by USD 220 million, or 6 percent, to USD 4.0 billion for the year ended December 31, 2007, driven by Global Corporate, North America Commercial and positive claims experience within Group Reinsurance. Our businesses continued to demonstrate underlying strength and have benefited from our reserving policy with positive development emerging from reserves established in prior years. This positive development, together with higher investment income, which reflects both an increase in the average invested asset base and higher interest rates in Europe, more than offset losses arising from winter storm Kyrill and the UK floods in June and July.

Gross written premiums and policy fees increased by USD 1.5 billion, or 4 percent in US dollar terms, to USD 35.7 billion, while remaining flat on a local currency basis, which reflects our continued ability to maintain underwriting discipline and manage different business areas for margin and/or volume. The market environment continued to be competitive with pressure on rates, although the picture was mixed by geography and by line of business, with the commercial lines of business in North America, the UK and Ireland most affected.

The **net underwriting result** decreased by USD 427 million to USD 1.3 billion driven by the impact of losses associated with winter storm Kyrill and the UK floods in June and July amounting to USD 677 million for Europe General Insurance and USD 73 million for Global Corporate. Together these two events increased the overall loss ratio and combined ratio by 2.5 percentage points. In 2006 we reported no comparable catastrophe losses. Favorable development emerging from reserves established in prior years reduced the loss ratio by 3.6 percentage points in 2007. Net technical expenses increased by USD 685 million, and by USD 345 million on a local currency basis, primarily as a result of higher commissions and increased investments in growth and operational transformation initiatives, driving an overall 1.3 percentage point increase in the expense ratio.

Global Life

in USD millions, for the years ended December 31	2007	2006	Change
Insurance deposits	12,064	10,769	12%
Gross written premiums and policy fees	9,640	10,254	(6%)
Net investment income on Group investments	4,226	4,104	3%
Insurance benefits and losses, net of reinsurance	(694)[1]	(8,655)	92%
Underwriting and policy acquisition costs, net of reinsurance	(1,640)	(1,448)	(13%)
Administrative and other operating expenses	(1,678)	(1,583)	(6%)
Business operating profit	**1,443**	**1,200**	**20%**
Embedded value – highlights			
New business annual premium equivalent (APE)	**2,947**	**2,500**	**18%**
Present value of new business premiums (PVNBP)	23,781	20,598	15%
New business margin, after tax (as % of APE)	**24.7%**	**21.6%**	**3.1 pts**
New business margin, after tax (as % of PVNBP)	3.1%	2.6%	0.5 pts
New business value, after tax	**729**	**539**	**35%**

[1] The Group's life operations in the UK entered into a reinsurance agreement to transfer the risk associated with a significant annuities portfolio as of January 1, 2007. The initial impact of the transaction was an increase of USD 7.0 billion in ceded insurance benefits and losses.

In 2007, Global Life achieved its growth targets with an 18 percent increase in APE (11 percent on a local currency basis) and an increase in new business margin of 3.1 percentage points to 24.7 percent, which led to an increase in new business value of 35 percent (28 percent on a local currency basis) to USD 729 million.

New business annual premium equivalent (APE) increased by USD 447 million, or 18 percent in US dollar terms, and by 11 percent on a local currency basis. Growth accelerated in each quarter of 2007, reaching 17 percent on a local currency basis for the fourth quarter. The increase was driven by Ireland, the emerging markets served by Zurich International Solutions (ZIS) and in Southeast Asia, and by the UK in the latter half of the year. Innovative new propositions resulted in higher APE volumes in the US and Switzerland despite challenging conditions in both markets.

Business operating profit increased by USD 243 million, or 20 percent, to USD 1.4 billion for the year ended December 31, 2007. Increases in the US, UK and Germany compensated the new business strain from the strong growth in ZIS and Southeast Asia.

Insurance deposits increased by 12 percent, while **gross written premiums and policy fees** decreased by 6 percent. The sustained attractiveness of our unit-linked products, giving customers choices based upon need and risk attitudes, resulted in increases in deposits, while traditional premiums decreased as we continued to focus on unit-linked products. Gross written premiums and policy fees decreased primarily due to the transfer of a further block of traditional group life business to independent pension foundations in Switzerland, to which we provide services but do not control.

During 2007, the majority of the UK annuity liabilities were reinsured as the first step in a transaction in which, subject to local regulatory and court approvals, the policies will be commuted to the reinsurer. This reduced our exposure to longevity risk and reduced economic capital requirements.

Farmers Management Services

in USD millions, for the years ended December 31	2007	2006	Change
Management fees and other related revenues	2,266	2,133	6%
Management and other related expenses	(1,210)	(1,062)	(14%)
Gross operating margin	46.6%	50.1%	(3.5 pts)
Managed gross earned premium margin [1]	6.8%	7.3%	(0.5 pts)
Other income and expense items, net	215	154	40%
Business operating profit	**1,271**	**1,225**	**4%**

[1] This measure is calculated as the gross operating profit of Farmers Management Services divided by the gross earned premiums of the Farmers Exchanges. For additional information on the calculation, refer to the explanatory notes in the Financial Supplement.

Management fees and other related revenues increased by USD 133 million, or 6 percent, driven by an increase in management fees, including USD 64 million related to the recently acquired Bristol West Holdings, Inc. (Bristol West). The increase was driven by an overall 6 percent increase in gross earned premiums at the Farmers Exchanges, which we manage but do not own, in line with growth initiatives. Management and other related expenses increased by USD 148 million as a result of the increased volumes generated by the Exchanges, continued investments in growth and IT-related initiatives, as well as USD 41 million related to the first time inclusion of Bristol West. As a result, the **gross operating margin** decreased to 46.6 percent.

We are introducing an alternative measure of Farmers Management Services' profitability relative to the gross earned premiums of the Farmers Exchanges as they are the relevant indicator for the volumes managed by Farmers Management Services, **managed gross earned premium margin**. Farmers Management Services continues to evolve its business model through additional product lines and distribution channels, such as Foremost and Bristol West. As a consequence, a measure of its profitability against the underlying insurance businesses in the Farmers Exchanges will provide a relevant view of its profitability over time. For the year ended December 31, 2007, the managed gross earned premium margin decreased by 0.5 percentage points to 6.8 percent, due to the continued investments in growth and IT - related initiatives by Farmers Management Services.

Business operating profit increased by USD 46 million, or 4 percent, to USD 1.3 billion for the year ended December 31, 2007, as a result of the initiatives described above together with an increase in net investment income and in net other income, which was driven by one-time gains from the sale of properties vacated as a result of the concentration of customer service activities into two ServicePoints.

Other Businesses

in USD millions, for the years ended December 31	2007	2006	Change
Business operating profit:			
Farmers Re	173	181	(4%)
Centre	167	249	(33%)
Centrally Managed Businesses	291	305	(5%)
Rest of Other Businesses	56	(158)	nm
Total business operating profit	687	577	19%

Farmers Re contributed USD 173 million to business operating profit reflecting the development of business with the Farmers Exchanges, which we manage but do not own. **Centre** business operating profit decreased by USD 82 million to USD 167 million due to reserve strengthening within the disability business. **Centrally Managed Businesses**,which largely comprise portfolios that we proactively manage to achieve a profitable run-off, decreased by USD 14 million to USD 291 million. Gains on commutations and increases in net investment income were offset by lower premiums and reinsurance commissions as a result of the successful run-off of these businesses. The result in the rest of Other Businesses benefited from the absence of reserve strengthening compared with 2006, as well as higher net investment income.

Corporate Functions

in USD millions, for the years ended December 31	2007	2006	Change
Net investment income	731	646	13%
Interest expense on debt	(1,317)	(1,162)	(13%)
Business operating loss	**(810)**	**(772)**	**(5%)**
Headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(168)	(189)	11%

Business operating loss increased by USD 38 million to USD 810 million for the year ended December 31, 2007. Interest expense on debt increased by USD 155 million due to the one-time costs of USD 52 million associated with the early redemption of subordinated debt, which was replaced with lower cost hybrid debt, and due to interest expense on higher net intercompany funding levels. The increase in interest expense was partially offset by an increase of USD 85 million in net investment income.

Headquarter expenses decreased by USD 21 million as a result of higher allocations to the operating businesses.

Investment performance

Performance of Group investments

in USD millions, for the years ended December 31	2007	2006	Change
Net investment income	8,591	7,899	9%
Net capital gains on investments and impairments	1,498	1,536	(2%)
Net investment result	10,089	9,434	7%
Net investment return on Group investments	**5.3%**	**5.1%**	**0.2 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,654)	(1,555)	71%
Total investment result, net of investment expenses[1]	**7,435**	**7,879**	**(6%)**
Average investments[2]	191,790	185,371	3%
Total return on Group investments	**3.9%**	**4.3%**	**(0.4 pts)**

[1] After deducting investment expenses of USD 247 million and USD 265 million for the years ended December 31, 2007 and 2006, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 2.8 billion and USD 4.2 billion in the years ended December 31, 2007 and 2006, respectively.

Total return (net of investment expenses) was 3.9 percent on average Group investments, driven by other investments and equity securities, for which the total return was 5.9 percent and 5.5 percent respectively. Debt securities, which are invested to match our liability profiles, returned 3.1 percent.

Total **net investment income** was USD 8.6 billion, with a return of 4.5 percent, an increase of 22 basis points compared with 2006. This increase arose mainly from debt securities, with a return of 4.6 percent compared with 4.4 percent in 2006. Rising interest rates in the euro and Swiss franc markets and higher dividend income drove the USD 692 million increase, mainly contributed by General Insurance.

Total **net capital gains on investments and impairments** were USD 1.5 billion, a decrease of USD 38 million compared with the prior year. Realized gains on sales of securities of USD 790 million were USD 127 million less than 2006 largely as result of increased realized losses from the sale of debt securities at higher interest rate levels. Net gains from market revaluations of USD 708 million were USD 89 million higher than 2006. Hedge funds and private equity investments were the main drivers, contributing USD 702 million, a net increase of USD 240 million over 2006. This increase was offset by decreased gains from equities and increased impairments on equity and debt securities. The net gains from market revaluations included USD 136 million of impairments, an increase of USD 110 million over 2006. Debt securities contributed USD 81 million to the 2007 total, while equity securities contributed a further USD 44 million.

Net unrealized gains decreased by USD 2.7 billion since December 31, 2006. Net unrealized gains on debt securities decreased by USD 1.5 billion to a net loss of USD 1.4 billion as interest rates rose across major markets except in the US during the first part of 2007. Net unrealized gains on equity securities decreased by USD 1.1 billion mainly due to the realization of USD 1.1 billion of gains following sales in positive markets in the first half of the year to maintain the desired asset allocation to equities.

Performance of unit-linked investments

in USD millions, for the years ended December 31	2007	2006	Change
Net investment income	3,000	2,384	26%
Net capital gains on investments and impairments	4,142	9,203	(55%)
Net investment result, net of investment expenses[1]	7,142	11,587	(38%)
Average investments	118,210	104,082	14%
Total return on unit-linked investments	**6.0%**	**11.1%**	**(5.1 pts)**

[1] After deducting investment expenses of USD 528 million and USD 461 million for the years ended December 31, 2007 and 2006, respectively.

Net investment income on **unit-linked investments** increased by 26 percent, primarily attributable to dividends on unit trust equity and short-term securities and a higher average invested asset base. Net capital gains on investments decreased by 55 percent as a result of negative market revaluations on preferred equity securities, as a result of comparatively lower rate of market appreciation in the UK, and real estate.

Consolidated income statements

in USD millions, for the years ended December 31	**2007**	2006
Revenues		
Gross written premiums and policy fees	47,472	46,444
Less premiums ceded to reinsurers[1]	(13,197)	(5,794)
Net written premiums and policy fees	34,275	40,651
Net change in reserves for unearned premiums	(495)	(142)
Net earned premiums and policy fees	33,780	40,509
Farmers management fees and other related revenues	2,266	2,133
Net investment result on Group investments	10,089	9,434
Net investment income on Group investments	8,591	7,899
Net capital gains/(losses) and impairments on Group investments	1,498	1,536
Net investment result on unit-linked investments	7,142	11,587
Net gain/(loss) on divestments of businesses	118	(43)
Other income	1,767	1,381
Total revenues	55,163	65,002
Benefits, losses and expenses		
Insurance benefits and losses, gross of reinsurance	35,014	33,875
Less ceded insurance benefits and losses[1]	(11,636)	(3,668)
Insurance benefits and losses, net of reinsurance	23,378	30,207
Policyholder dividends and participation in profits, net of reinsurance	8,543	12,906
Underwriting and policy acquisition costs, net of reinsurance	7,589	6,980
Administrative and other operating expense	6,214	6,263
Amortization and impairments of intangible assets	302	257
Interest expense on debt	685	608
Interest credited to policyholders and other interest	957	916
Total benefits, losses and expenses	47,668	58,136
Net income before income taxes	7,495	6,866
Income tax expense	(1,787)	(2,148)
of which: – attributable to policyholders	83	(416)
– attributable to shareholders	(1,870)	(1,732)
Net income after taxes	**5,708**	**4,718**
Net income attributable to minority interests	(83)	(98)
Net income attributable to shareholders	**5,626**	**4,620**
in USD		
Basic earnings per share	39.11	31.71
Diluted earnings per share	38.68	31.53
in CHF		
Basic earnings per share	46.88	39.74
Diluted earnings per share	46.37	39.52

[1] The Group's life operations in the UK entered into a reinsurance agreement to transfer the risk associated with a significant annuities portfolio as of January 1, 2007. The initial impact of this transaction was an increase of USD 7.3 billion in premiums ceded to reinsurers and an increase of USD 7.0 billion in ceded insurance benefits and losses in the Global Life business.

Consolidated balance sheets

Assets

in USD millions, as of December 31	**2007**	2006
Investments		
Total Group Investments	193,600	195,676
Cash and cash equivalents	13,943	17,438
Equity securities	18,589	18,339
Debt securities	123,762	126,435
Real estate held for investment	7,563	6,921
Mortgage loans	12,718	10,806
Other loans	12,936	12,634
Investments in associates	238	153
Other investments	3,851	2,951
Investments for unit-linked contracts	122,092	114,327
Total investments [1]	315,693	310,003
Reinsurers' share of reserves for insurance contracts [1]	26,977	20,108
Deposits made under assumed reinsurance contracts	1,359	2,022
Deferred policy acquisition costs	14,941	13,197
Deferred origination costs	1,003	815
Accrued investment income	2,593	2,654
Receivables	12,846	11,926
Other assets	3,405	3,914
Mortgage loans given as collateral	2,243	2,426
Deferred tax assets	1,678	2,727
Property and equipment	1,972	1,905
Goodwill	1,730	660
Other intangible assets	2,906	2,425
Total assets	**389,344**	**374,781**

[1] The Group's life operations in the UK entered into a reinsurance agreement to transfer the risk associated with a significant annuities portfolio as of January 1, 2007. The initial impact of this transaction was a decrease of USD 7.4 billion in total investments and associated other assets and an increase of USD 7.1 billion in reinsurers' share of reserves for insurance contracts in the Global Life business.

Liabilities and equity

in USD millions, as of December 31	2007	2006
Liabilities		
Reserve for premium refunds	625	655
Liabilities for investment contracts	54,485	50,705
Deposits received under ceded reinsurance contracts	1,739	2,375
Deferred front-end fees	5,791	5,395
Reserves for insurance contracts	252,886	241,138
Obligations to repurchase securities	5,370	6,144
Accrued liabilities	2,755	2,676
Other liabilities	20,257	22,802
Collateralized loans	2,243	2,426
Deferred tax liabilities	4,055	4,757
Debt related to capital markets and banking activities	1,663	1,889
Senior and subordinated debt	8,300	7,713
Total liabilities	**360,167**	**348,677**
Equity		
Share capital	10	10
Additional paid-in capital	10,289	10,448
Net unrealized gains/(losses) on investments	196	819
Cumulative translation adjustment	1,385	823
Net other recognized income and expenses	(717)	(1,286)
Cash flow hedges	(103)	–
Retained earnings	17,072	14,102
Common shareholders' equity	28,132	24,916
Preferred securities	671	671
Shareholders' equity	28,804	25,587
Minority interests	374	517
Total equity	**29,177**	**26,105**
Total liabilities and equity	**389,344**	**374,781**

Consolidated statements of cash flows

in USD millions, for the years ended December 31	**2007**	2006
Cash flows from operating activities		
Net income attributable to shareholders	5,626	4,620
Adjustments for:		
Net (gain)/loss on divestments of businesses	(118)	43
Share of equity in income from investments in associates	(13)	(85)
Depreciation, amortization and impairments of fixed and intangible assets	515	460
Other non-cash items	310	1,857
Underwriting activities:	(3,259)	9,938
Reserves insurance contracts, gross	*2,410*	*5,479*
Reinsurers' share of reserves for insurance contracts[1]	*(6,407)*	*966*
Liabilities for investment contracts	*2,213*	*4,204*
Deferred policy acquisition costs	*(928)*	*(890)*
Deferred origination costs	*(166)*	*(32)*
Deposits made under assumed reinsurance contracts	*715*	*434*
Deposits received under ceded reinsurance contracts	*(1,096)*	*(223)*
Investments:	(2,589)	(14,441)
Net capital gains on investments and impairments	*(5,640)*	*(10,739)*
Net change in trading securities	*(180)*	*(351)*
Sales and maturities		
Debt securities[1]	*70,307*	*58,544*
Equity securities	*70,825*	*46,044*
Other (primarily other investments)	*32,326*	*32,115*
Purchases		
Debt securities	*(64,227)*	*(61,291)*
Equity securities	*(73,614)*	*(46,191)*
Other (primarily other investments)	*(32,385)*	*(32,572)*
Proceeds from sale and repurchase agreements	(865)	116
Movements in receivables and payables	350	207
Net changes in debt for capital markets and banking activities	(279)	(219)
Net changes in other operational assets and liabilities	(1,613)	(2,370)
Deferred income tax, net	355	514
Net cash provided by/(used in) operating activities	(1,580)	640

[1] The Group's life operations in the UK entered into a reinsurance agreement to transfer the risk associated with a significant annuities portfolio as of January 1, 2007. The main initial impact of this transaction were proceeds of USD 6.3 billion from the sale of debt securities, a reduction in cash and cash equivalents of USD 0.6 billion and an increase in reinsurers' share of reserves for insurance contracts of USD 7.0 billion.

in USD millions, for the years ended December 31	2007	2006
Cash flows from investing activities		
Sales of property and equipment	274	79
Purchase of property and equipment	(338)	(280)
Investments in associates, net	(73)	243
Acquisitions of companies, net of cash acquired	(543)	–
Divestments of companies, net of cash balances	58	–
Dividends from associates	5	12
Net cash provided by/(used in) investing activities	(617)	54
Cash flows from financing activities		
Dividends paid	(1,339)	(581)
Treasury share transactions	(1,669)	–
Nominal value reduction of share capital	–	(276)
Redemption of preferred securities and repayments to minority interests	–	(802)
Issuance of debt	1,898	311
Payments on debt outstanding	(1,576)	(592)
Net cash (used in) financing activities	(2,686)	(1,940)
Foreign currency translation effects on cash and cash equivalents	642	1,637
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending [1]	(4,241)	391
Cash and cash equivalents as of January 1, excluding cash received as collateral for securities lending	19,302	18,911
Cash and cash equivalents as of December 31, excluding cash received as collateral for securities lending	**15,061**	**19,302**
Change in cash received as collateral for securities lending	(1,943)	(751)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,122	23,482
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending	**16,936**	**23,122**
Other supplementary cash flow disclosures		
in USD millions		
Other interest income received	8,519	7,760
Dividend income received	3,136	2,289
Other interest expense paid	(1,603)	(1,504)
Income tax paid	(1,701)	(1,342)

Cash and cash equivalents

in USD millions, as of December 31	2007	2006
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	5,567	4,912
Cash equivalents	9,492	14,389
Cash held as collateral for securities lending	1,877	3,820
Total	**16,936**	**23,122**

Shareholder Information

Zurich Financial Services registered share data

Key indicators

as of December 31	2007	2006
Number of shares issued	145,546,820	144,749,399
Number of dividend-bearing shares	145,546,820	144,749,399
Market capitalization (in CHF millions)	48,394	47,478
Authorized capital, number of shares	6,000,000	6,000,000
Contingent capital, number of shares	5,481,828	6,239,384

Per share data

in CHF	2007	2006
Gross dividend	15.00 [1]	11.00
Basic earnings per share	46.88	39.74
Diluted earnings per share	46.37	39.52
Book value per share, as of December 31	228.25	210.06
Nominal value per share	0.10	0.10
Price at end of period	332.50	328.00
Price period high	393.25	330.50
Price period low	296.00	251.75

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2008; expected payment date is on April 8, 2008.

Zurich share performance (indexed) over the last ten years



in%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
200
180
160
140
120
100
80
60
40
20
0
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance Index

Source: Datastream

Dividend/ payout history

	Financial Year	Gross amount per registered share in CHF	Payment date
Dividend	2007	15.00[1]	April 8, 2008[1]
Dividend	2006	11.00	April 10, 2007
Dividend/nominal value reduction	2005	7.00	July 4, 2006
Nominal value reduction	2004	4.00	July 4, 2005
Nominal value reduction	2003	2.50	July 1, 2004
Nominal value reduction	2002	1.00	July 15, 2003

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2008; expected payment date is on April 8, 2008.

Share trading

Zurich Financial Services shares are listed on the SWX Swiss Exchange and traded on the "EU-regulated" segment of virt-x; ticker symbol: ZURN; the Swiss security number (Valorennummer) is 1107539. Trading in Zurich Financial Services shares on virt-x is conducted in Swiss Francs. 100 percent of the shares are in free float.

Share buyback program 2007

Zurich Financial Services has completed the share buyback program of CHF 1.25 billion announced on February 15, 2007. Between February 22, 2007 and July 2, 2007, Zurich Financial Services bought back 3,432,500 of its registered shares via a second trading line of virt-x and at an average price of CHF 364 (rounded) per share. The number of repurchased shares reflects 2.36 percent of the share capital issued at the end of June 2007. Zurich Financial Services will submit a proposal to its shareholders at the Annual General Meeting 2008 to reduce the share capital in the amount of the repurchased shares and to cancel the shares.

Zurich Financial Services shareholders registered in the share ledger



19% Private individuals
7% Foundations and pension funds
74% Other legal entities

The shares registered in the share ledger as of December 31, 2007, were owned by 107,660 shareholders, of whom 102,074 were private individuals holding 18.7 percent of the registered shares (or 11.7 percent of all outstanding shares), 2,124 were foundations and pension funds holding 7.1 percent of the registered shares (or 4.4 percent of all outstanding shares), and 3,462 were other legal entities holding 74.2 percent of the registered shares (or 46.3 percent of all outstanding shares).

According to the information available to us, as of December 31, 2007, only Barclays Plc, 1 Churchill Place, London, United Kingdom, along with its subsidiaries, has exceeded the threshold of 3 percent by holding a purchase position of 4.25 percent of the share capital and the voting rights of Zurich Financial Services entered in the Commercial Register.

Securities custody service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at S A G SIS Aktienregister AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from S A G's Web site: www.sag.ch.

Financial calendar

Annual General Meeting 2008

April 3, 2008

Dividend – record date

April 7, 2008

Ex-dividend date

April 8, 2008[1]

Dividend payable

April 8, 2008[1]

[1] Expected payment date; subject to approval by shareholders at the Annual General Meeting 2008.

Results Reporting for the Three Months to March 31, 2008

May 15, 2008

Half Year Results Reporting 2008

August 13, 2008

Results Reporting for the Nine Months to September 30, 2008

November 13, 2008

Publications

Business Review 2007

The Business Review contains information about Zurich's products, services and business performance, including a short summary of financial information. It is available in German, French and English.

Financial Report 2007

The Financial Report contains detailed information about Zurich's financial performance, its structure, executive bodies, risk management, corporate governance and remuneration. It is available in German, French and English, with the financials in English only.

For more information
www.zurich.com

Contact information

Registered Office

Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility

Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 639 20 02
E-mail: corporate.responsibility@zurich.com

Securities Custody Service

Zurich Financial Services, Custody Accounts
c/o S A G SIS Aktienregister AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.sag.ch

American Depositary Receipts

Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon. For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Addison Corporate Marketing Ltd., London.

Photography by David Oliver. Cover photograph by Elisabeth Real.

Production by Management Digital Data AG, Schlieren, Switzerland.

Printed end of February 2008 by NZZ Fretz AG, Schlieren, Switzerland.

The paper used in this report is produced from TCF (Totally Chlorine Free) and ECF (Elemental Chlorine Free) pulp sourced from sustainable forests mainly in Austria. It is produced at a mill which has full certification for both ISO 14001 and EMAS Environmental Management Standards.

Because change happenz™

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

47623-08

ZURICH

ZURICH®

Invitation to attend the Ordinary General Meeting of Zurich Financial Services

Translation of the German original

Date	Thursday, April 3, 2008
Location	Zurich-Oerlikon, Hallenstadion, Wallisellenstrasse 45, CH-8050 Zurich, Switzerland
Doors open	1.00 p.m.
Start	2.30 p.m.

Agenda

1. Approval of the annual report, including remuneration report, the annual financial statements and the consolidated financial statements for 2007

and acknowledgement of the auditors' and Group auditors' reports.

The Board of Directors proposes that the annual report comprising the Financial Report and the Business Review, including remuneration report, together with the annual financial statements and the consolidated financial statements for 2007, be approved.

2. Appropriation of available earnings of Zurich Financial Services for 2007

Available earnings of Zurich Financial Services for 2007	**CHF**	**2,360,274,725**

The Board of Directors proposes that the available earnings be appropriated as follows:

– Distribution of a dividend of CHF 15.00 for the 2007 business year before tax on each of the 145,546,820* dividend-paying shares (nominal value CHF 0.10), payable from April 8, 2008, less a deduction of 35% for Swiss withholding tax	CHF	2,183,202,300 *
– Undistributed profit carried forward	CHF	177,072,425 *
	CHF	**2,360,274,725**

If this proposal is approved, after deduction of Swiss withholding tax, dividends of CHF 9.75 net per registered share will be paid from April 8, 2008 in accordance with dividend payment instructions to those shareholders who hold shares in Zurich Financial Services on April 7, 2008.

* The number of dividend-paying shares may increase by a maximum of 3,202,579 newly issued shares from contingent share capital until April 7, 2008. Accordingly, the aggregate amount for distribution of a dividend may increase by a maximum of CHF 48,038,685 to a maximum of CHF 2,231,240,985 with a minimum undistributed profit carried forward of CHF 129,033,740. Treasury shares or shares held for cancellation by Zurich Financial Services on April 7, 2008 are not entitled to dividends.

3. Release for members of the Board of Directors and the Group Executive Committee

The Board of Directors proposes that the members of the Board of Directors and of the Group Executive Committee be released for their activities in the 2007 business year.

4. Share capital reduction and approval of the change to the Articles of Incorporation (Article 5)

The Board of Directors proposes that the share capital of the Company be reduced by CHF 343,250 from CHF 14,554,682 to CHF 14,211,432, and that the 3,432,500 shares with a nominal value of CHF 0.10 each which were bought back by the Company under the share buyback program announced on February 15, 2007 and concluded on July 2, 2007 becancelled.

To summarize, the Board of Directors therefore proposes

- in accordance with Article 5 of the Articles of Incorporation to reduce the share capital by CHF 343,250 from CHF 14,554,682 to CHF 14,211,432 by cancelling 3,432,500 registered shares with a nominal value of CHF 0.10 each;
- to confirm the finding of the audit report produced in accordance with Article 732, para. 2 of the Swiss Code of Obligations (CO) to be presented at the Ordinary General Meeting of Shareholders on April 3, 2008 that the claims of company creditors are fully covered following the aforementioned reduction in share capital;
- to approve the corresponding change to the Articles of Incorporation (Article 5 of the Articles of Incorporation, Share Capital) in accordance with the amended version shown in the Appendix, to instruct the Board of Directors to implement the share capital reduction and to register this change with the Commercial Register of the Canton of Zurich after having given appropriate notice to creditors.

5. Extension of authorised share capital and approval of the changes to the Articles of Incorporation (Article 5bis para. 1)

The Board of Directors proposes that the authority – valid until June 1, 2008 – to issue authorised share capital with the number of shares remaining unchanged be extended to June 1, 2010.

This proposal shall result in the rewording of Article 5bis para. 1 of the Articles of Incorporation, as detailed in the Appendix.

6. Editorial change to the Articles of Incorporation (Articles 10 and 25)

In accordance with the revised Article 727 et seq. of the Swiss Code of Obligations (CO) which came into force on January 1, 2008, the designation "group auditors" as a separate description for the auditors who audit the consolidated financial statements is no longer provided for. The law now also uses the designation "auditors" for the auditors who audit the consolidated financial statements.

The Board of Directors proposes to delete the reference to the "Group Auditor" in the Articles of Incorporation and to amend Articles 10 and 25 thereof, as detailed in the Appendix.

7. Elections and re-elections

7.1 Board of Directors

At this year's Ordinary General Meeting, the terms of office of Mr Manfred Gentz, Mr Fred Kindle, Mr Tom de Swaan and Mr Gerhard Schulmeyer expire. Mr Gerhard Schulmeyer will shortly be reaching the statutory age limit for members of the Board of Directors and is therefore not available for re-election. Mr Manfred Gentz, Mr Fred Kindle and Mr Tom de Swaan will accept re-election for a further term of three years.

It is also proposed to elect Ms Susan Bies and Mr Victor L. L. Chu as new members of the Board of Directors, each with two-year terms of office, thus increasing the size of the Board by one member in total.

In accordance with Article 20 para. 5 of the Articles of Incorporation each individual standing for election or re-election to the Board of Directors is elected on an individual basis.

7.1.1 Election of Ms Susan Bies

The Board of Directors proposes the election of Ms Susan Bies to the Board of Directors for a two-year term of office.

Susan Bies, 60, American, graduated with a BS degree from the State University College at Buffalo, New York, and with a MA degree from Northwestern University, Evanston, where she later gained a PhD. She began her career in 1970 as chief regional and banking structure economist with the Federal Reserve Bank of St. Louis, Missouri, and two years later became assistant professor of economics at Wayne State University, Detroit, Michigan. In 1977 she moved to Rhodes College, Memphis, Tennessee in a similar role, and in 1979 joined First Tennessee National Corporation in Memphis, where she remained until 2001. During the early years, her areas of responsibility included tactical planning and corporate development. In 1984 she became chief financial officer and chairman of the asset/liability committee. In 1995, she became executive vice president of risk management, and auditor and chairman of the executive risk management committee, as well as continuing her duties with the asset/liability committee. From 2001 until 2007, she was a member of the Board of Governors of the Federal Reserve System. Between 1996 and 2001, Ms Bies was a member of the Emerging Issues Task Force of the Financial Accounting Standards Board. She is currently a member of the Securities and Exchange Commission's advisory committee on improving financial reporting, and chairman of its substantive complexity sub-committee.

7.1.2 Election of Mr Victor Chu

The Board of Directors proposes the election of Mr Victor Chu to the Board of Directors for a two-year term of office.

Victor L.L. Chu, 50, British, graduated with a LL.B. from the University College London in 1979. He is admitted to practise law in England and Hong Kong. Since 1982 he has practised in the field of corporate, commercial and securities laws, with special emphasis on China and regional investment transactions. From 1995 to 2000, Mr Chu was deputy secretary-general of the International Bar Association. Since 1988 he has served as chairman of First Eastern Investment Group, a leading direct investment firm focusing on China. He is also chairman of First Eastern Investment Bank Limited and FE Securities Limited. Over the past 20 years he has served at various times as director and council member of the Hong Kong Stock Exchange, a member of the Hong Kong Takeovers and Mergers Panel, a member of the Hong Kong Securities and Futures Commission's advisory committee and a part-time member of the Hong Kong Government's Central Policy Unit. He is currently a foundation board member of the World Economic Forum and co-chairs the Forum's International Business Council. He is also an executive board member of the International Chamber of Commerce, for which he chairs the Commission on Financial Services and Insurance. Mr Chu is a trustee of the International Crisis Group in Brussels and the WWF in Hong Kong. He is a member of the governing council of University College, London, the dean's council of the Kennedy School at Harvard, and the board of the Foreign Affairs University of China. Mr Chu's other civic associations include service on the advisory bodies of Asia House, Asia Foundation, Beijing Music Festival Foundation, the East Asia Institute of Cambridge University and the Atlantic Council of the USA.

7.1.3 Re-election of Mr Manfred Gentz

The Board of Directors proposes that Mr Manfred Gentz be re-elected to the Board of Directors for a further three-year term of office.

Manfred Gentz, 66, German, studied law at the universities of Berlin and Lausanne and graduated with a doctorate in law from the Berlin Free University. In 1970 he joined Daimler-Benz AG where he held various positions. In 1983, he was appointed member of the board of management of Daimler-Benz AG, responsible at first for human resources. From 1990 to 1995 he was chief executive officer of Daimler-Benz Interservices (debis) in Berlin and subsequently became chief financial officer of Daimler-Benz AG in 1995. In December 1998, Mr Gentz was appointed to the board of management of Daimler-Chrysler AG, where he was in charge of finance and controlling until December 2004. From 1987 to 1995 he served on the board of supervisors of Agrippina Versicherung AG and from 1996 to 2005 he was a member of the board of supervisors of Zürich Beteiligungs-Aktiengesellschaft (Deutschland). From 1985 to 2005 Mr Gentz was on the board of supervisors of Hannoversche Lebensversicherung AG (from 1990 as its proxy chairman). From May 2005 until March 2006, he was chairman of the supervisory board of Eurohypo AG. In addition to serving on the board of supervisors of adidas AG, the German Stock Exchange (Deutsche Börse AG) and DWS Investment GmbH, he is chairman of ICC (International Chamber of Commerce), Germany. He is active in a number of scientific and cultural institutions; among others, he chairs the curatorship of the Technische Universität Berlin.

7.1.4 Re-election of Mr Fred Kindle

The Board of Directors proposes that Mr Fred Kindle be re-elected to the Board of Directors for a further three-year term of office.

Fred Kindle, 49, a citizen of Liechtenstein and Switzerland, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a master's degree in engineering. He joined Hilti AG in Liechtenstein in 1984 as a marketing projects manager, and two years later enrolled at Northwestern University, Evanston, in the United States, where he earned an MBA. From 1988 until 1992 he was an associate and engagement manager with McKinsey & Company in New York and Zurich. He then joined Sulzer Chemtech AG in Switzerland as the head of the Mass Transfer Department and in 1996 became the head of the Product Division. In 1999 he was appointed CEO of Sulzer Industries, one of the two operating groups of Sulzer AG. Two years later he became CEO of Sulzer. After joining ABB Ltd. in fall 2004, Mr Kindle was appointed CEO of ABB Group worldwide in January 2005, a position he held until February 2008. He is a director of the Swiss American Chamber of Commerce and also serves on the board of VZ Holding Ltd., Zurich.

7.1.5 Re-election of Mr Tom de Swaan

The Board of Directors proposes that Mr Tom de Swaan be re-elected to the Board of Directors for a further three-year term of office.

Tom de Swaan, 62, Dutch, graduated from the University of Amsterdam with a master's degree in economics. He joined De Nederlandsche Bank N.V. in 1972, and from 1986 until 1998 was a member of the governing board there. In January 1999, he became a member of the managing board and chief financial officer of ABN AMRO Bank. He retired from ABN AMRO on May 1, 2006, but continued as an advisor to the managing board until June 2007. Mr de Swaan is a non-executive member of the board of GlaxoSmithKline Plc and chairman of its audit committee. He is a member of the supervisory board of Royal DSM, a Netherlands-based chemical group, and Corporate Express, a Netherlands-based distributor of office products. Since May 3, 2007, he has been vice-chairman of the supervisory board of Royal Ahold, a global retail chain, and since May 10, 2007, vice-chairman of the supervisory board of Van Lanschot NV, the holding company of F. van Lanschot Bankiers, an independent Dutch bank. From 1987 to 1988, he was chairman of the Amsterdam Financial Center, and from 1995 to 1997 chairman of the banking supervisory subcommittee of the European Monetary Institute. He was also a member of the Basel Committee on Banking Supervision from 1991 to 1996, its chairman from 1997 to 1998 and a non-executive director on the board of the UK's Financial Services Authority from January 2001 until the end of 2006. Mr de Swaan is also a director of a number of non-profit organizations. Among others he is treasurer of the board of the Royal Concertgebouw Orchestra, the Netherlands Cancer Institute and the International Franz Liszt Piano Competition. Moreover, he chairs the advisory board of the Rotterdam School of Management.

7.2 Election of statutory auditors

The Board of Directors proposes that PricewaterhouseCoopers AG, Zurich, be elected as statutory auditors for the 2008 business year.

7.3 Re-election of special auditors

The Board of Directors proposes that OBT AG, Zurich, be re-elected as special auditors in accordance with Article 25, para. 3 of the Articles of Incorporation for a three-year term of office.

Appendix

Article wording in accordance with the amendments proposed under items 4, 5 and 6 of the agenda (the proposed changes appear in *italics*)

Current wording of the Articles of Incorporation

Article 5 Share Capital

The share capital of the Company shall amount to CHF 14,554,682 (fourteen million five hundred and fifty-four thousand six hundred and eighty-two Swiss francs), and shall be divided into 145,546,820 fully paid registered shares with a nominal value of CHF 0.10 (ten centimes) each.

Article 5bis Authorised Share Capital

(1) The Board of Directors is authorised to increase the share capital, at the latest on June 1, 2008, by an amount not exceeding CHF 600,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 0.10 each. An increase in partial amounts is permitted.

Article 10 Powers

2. The election and dismissal of members of the Board of Directors, the Auditors and the Group Auditor;

Article 25 Election, Powers

(2) The same auditing company or another auditing company which complies with the legal requirements may be elected as Group Auditor, also for the term of one year.

(3) The General Meeting may elect one or more further auditor(s) as special auditor(s) to undertake the special audits for increases in share capital (according to articles 652f, 653f and 653i of the Swiss Code of Obligations).

Amended wording or re-wording as proposed by the Board of Directors

Article 5 Share Capital

The share capital of the Company shall amount to *CHF 14,211,432 (fourteen million two hundred and eleven thousand four hundred and thirty two* Swiss francs), and shall be divided into *142,114,320* fully paid registered shares with a nominal value of CHF 0.10 (ten centimes) each.

Article 5bis Authorised Share Capital

(1) The Board of Directors is authorised to increase the share capital, at the latest on *June 1, 2010*, by an amount not exceeding CHF 600,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 0.10 each. An increase in partial amounts is permitted.

(2) – (4) remain unchanged.

Article 10 Powers

2. The election and dismissal of members of the *Board of Directors and the Auditors*;

Figures 1 and 3–7 remain unchanged.

Article 25 Election, Powers

(2) The General Meeting may elect one or more further auditor(s) as special auditor(s) to undertake the special audits for increases in share capital (according to articles 652f, 653f and 653i of the Swiss Code of Obligations).

(1) remains unchanged, (2) is deleted, (3) becomes (2).

Information

This invitation is a translation of the German original. In the event of any inconsistencies, the German version of the invitation shall prevail over the French and English translations. All terms such as "shareholders" used in this invitation shall be understood as applying to both the female and male genders.

Admission and voting rights / admission cards

Registered shareholders

Registered shareholders entered in the share register up to and including March 27, 2008 as shareholders with voting rights are entitled to participate in the Ordinary General Meeting.

Registered shareholders entered in the share register up to and including February 26, 2008 as shareholders with voting rights will receive, together with the invitation to the Ordinary General Meeting, a reply card that they may use to order admission cards and voting papers.

Registered shareholders who were entered in the share register in the period between February 27, 2008 and March 27, 2008 as shareholders with voting rights, will receive the invitation to the Ordinary General Meeting and the reply card with the subsequent mailing of March 28, 2008. Please note that in case of personal attendance to the Ordinary General Meeting these shareholders are kindly asked to show their reply card and to collect the admission card and the voting papers at the information desk on the day of the Ordinary General Meeting.

Shareholders who have adjusted their share holding between February 27, 2008 and March 27, 2008 will receive a new admission card and voting papers with the subsequent mailing of March 28, 2008. The previous admission card becomes invalid.

Shareholders who sell their shares between February 27, 2008 and March 27, 2008 are not entitled to attend the Ordinary General Meeting.

No entries conferring voting rights will be made in the share register in the period from March 27, 2008 to the end of the Ordinary General Meeting.

CDI Attendants

In the context of the unification of the Group holding structure in 2000, shares of the Company were issued to CREST International Nominees Ltd. (CIN) for the account of the former shareholders of Allied Zurich p.l.c. which were represented by CREST Depository Interests (CDIs). CDIs are uncertificated securities independent of the Company, constituted under English law, allowing the electronic settlement of trades in the Company's shares via a system operated by CRESTCo Ltd., London.

Pursuant to the Directive of Recognition of Shareholders of the Board of Directors of the Company,

- CREST members holding CDIs as beneficial owners,
- CREST members holding CDIs as legal owners for not more than 200,000 CDIs and acting upon instructions from the beneficial owners, and
- the beneficial owners of CDIs,

all referred to hereinafter as "CDI Attendants", are entitled to attend the Ordinary General Meeting and to cast their votes as proxies of CREST International Nominees Ltd.

CREST members entered in the CREST register up to and including March 7, 2008 will receive, together with the invitation to the Ordinary General Meeting, a reply card that they or the beneficial owners of the CDIs may use to order admission cards and voting papers. All nominees are requested to forward the admission cards and voting papers to the beneficial owners of CDIs.

General remarks

Preparations for the Ordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by April 1, 2008 at the latest in the enclosed envelope. Reply cards of CREST members entered in the CREST register must be received by CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2008, P.O. Box, CH-4609 Olten, Switzerland, by April 1, 2008. The processing of reply cards received after this date cannot be guaranteed.

In case of inconsistencies between the amount of shares or CDIs recorded on the admission card and the actual amount of shares or CDIs held, registered shareholders or CDI Attendants are kindly asked to present the relevant admission card at the information counter for correction before the Ordinary General Meeting.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Ordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Proxies / authorisation

Shareholders with voting rights may arrange to be represented by another shareholder entered in the share register as a shareholder with voting rights by granting authority to this person in writing. Partnerships and legal entities may be represented by authorised signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders. In order to grant authority to any of the aforementioned, the shareholder must specify the relevant person on the reply card. Representatives will only be admitted to the Ordinary General Meeting if they can provide identification with the admission card and valid authorisation.

Alternatively, shareholders may appoint one of the following as their proxy:

- Zurich Financial Services,
- a bank or other professional asset manager acting as proxy for deposited shares as specified in Article 689d of the Swiss Code of Obligations or
- Mr Andreas G. Keller, lic. iur., Attorney at Law, Gehrenholzpark G2, CH-8055 Zurich, Switzerland, acting as independent voting proxy as specified in Article 689c of the Swiss Code of Obligations with the right of substitution to a third person should compelling circumstances so require.

Proxy holders of deposited shares are requested to notify the Company regarding the number of shares they represent as soon as possible, but no later than April 1, 2008.

CDI Attendants may arrange to be represented at the Ordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to this person in writing. Partnerships and legal entities, however, may be represented by authorised signatories, minors and wards by their legal representatives and married shareholders by their spouse, even if these representatives are not shareholders or CDI Attendants. CDI Attendants wishing to be represented at the Ordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions) and return it to CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2008, P.O. Box, CH-4609 Olten, Switzerland, which will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants. If voting instructions of CREST members entered directly in the CREST register are received after April 1, 2008, no guarantee can be given that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favour of the proposals made by the Board of Directors. Any signed authorisation form sent in blank will be treated as an authorisation in favour of the independent voting proxy.

Annual Report

The Annual Report consists of the Business Review and the Financial Report.

The 2007 Financial Report of Zurich Financial Services contains information about the company's performance, corporate structure, executive bodies, reports on risk management, corporate responsibility, corporate governance and remuneration, as well as detailed financial information. It therefore includes the consolidated financial statements and notes, embedded value statistics, the annual financial statement of Zurich Financial Services as holding company, the report of the Group auditors and the report of the statutory auditors. In the Report, which is available in German, French and English, the financial section is printed in English only.

Available in German, French and English, the 2007 Business Review of Zurich Financial Services contains information about products, services and company performance, including a short summary of the key financial information.

All shareholders also receive the Letter to Shareholders – a year-end summary of the main business activities and financial information pertaining to the business year just closed.

The publications of the Company will be available for inspection at the Company's registered office (Mythenquai 2, CH-8002 Zurich, Switzerland) from March 4, 2008. Shareholders and CDI Attendants may request that copies of the Financial Report and the Business Review be sent to them from Zurich Financial Services, Share Register, c/o SAG SIS Aktienregister AG, P.O. Box, CH-4609 Olten, Switzerland. The mailing of printed copies to shareholders is planned for March 19, 2008. All the above-mentioned publications may also be accessed on the Internet and downloaded from www.zurich.com.

Reception

Following the Ordinary General Meeting, all participants are invited to a reception at the Hallenstadion Zurich.

Transport

To reach the Hallenstadion, the use of public transport is recommended. Directions are enclosed with your admission card.

Zurich, March 3, 2008

Zurich Financial Services

For the Board of Directors

Dr Manfred Gentz, Chairman

Because change happenz™

Zurich Financial Services
c/o SAG SIS Aktienregister AG
P.O. Box
CH-4609 Olten, Switzerland
Phone +41 (0)44 625 22 55
Fax +41 (0)44 625 20 09
E-Mail shareholder.services@zurich.com

ZURICH

News Release

ZURICH®

Zurich proposes two new members for election to the Board of Directors

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 3, 2008 – Zurich Financial Services (Zurich) announced today that the Board of Directors will propose to the 2008 Annual General Meeting of shareholders on April 3 the election of Dr. Susan Bies (age 60, US Citizen) and Victor L.L. Chu (age 50, British Citizen) to the Board of Directors.

Dr. Bies is a member of the Securities and Exchange Commission's advisory committee on improving financial reporting, and chairman of its substantive complexity sub-committee. From 2001 until 2007 she served as a member of the Board of Governors of the Federal Reserve System. Prior to that, she was a member of the Emerging Issues Task Force of the Financial Accounting Standards Board from 1996 until 2001. In 1979 she joined First Tennessee National Corporation in Memphis where she held various senior leadership positions, among others, in finance and risk management until 2001.
Dr. Bies began her professional career as a regional and banking structure economist and as an assistant professor of economics.

Mr. Chu has been chairman of First Eastern Investment Group since 1988. He is also chairman of First Eastern Investment Bank Limited and FE Securities Limited. Furthermore, over the past 20 years he has served at various times as director and council member of the Hong Kong Stock Exchange, a member of the Hong Kong Takeovers and Mergers Panel, a member of the Hong Kong Securities and Futures Commission's advisory committee, and a part-time member of the Hong Kong Government's Central Policy Unit. Mr. Chu is also an executive board member of the International Chamber of Commerce, for which he chairs the Commission on Financial Services and Insurance. Besides that he was and still is active in a number of other professional, international and civic organizations.

Manfred Gentz, Chairman of the Board of Directors of Zurich, commented: "My colleagues and I are delighted to propose that Susan Bies and Victor L.L. Chu be added to the Zurich Board. Their wide-ranging experience in the private and public sector are bound to add a welcome and diverse expertise to our Board."

Note to editors:

Detailed biographies

Dr. Susan Bies, 60, US Citizen, is a member of the Securities and Exchange Commission's advisory committee on improving financial reporting, and chairman of its substantive complexity sub-committee. She began her professional career in 1970 as a regional and banking structure economist with the Federal Reserve Bank of St. Louis, Missouri, and two years later became assistant professor of economics at Wayne State University, Detroit, Michigan. In 1977 she moved to Rhodes College, Memphis, Tennessee, in a similar role. From 1979 to 2001 Dr. Bies worked with First Tennessee National Corporation in Memphis, where during the early years, her areas of responsibility included tactical planning and corporate development. In 1984 she was appointed chief financial officer and chairman of the asset/liability committee. In 1995, she became executive vice president of risk management, auditor and chairman of the executive risk management committee, as well as continued her duties with the asset/liability committee. In addition, from 1996 to 2001, she was a member of the Emerging Issues Task Force of the Financial Accounting Standards Board, and, from 2001 until 2007, she was a member of the Board of Governors of the Federal Reserve System. Dr. Bies holds a BS degree from the State University College at Buffalo, New York, and an MA degree from Northwestern University, Evanston, where she later gained a PhD.

ZURICH®

Victor L.L. Chu, 50, British Citizen, has served as chairman of First Eastern Investment Group, a leading direct investment firm focusing on China since 1988. He is also chairman of First Eastern Investment Bank Limited and FE Securities Limited. From 1995 to 2000, he was deputy secretary-general of the International Bar Association. Furthermore, over the past 20 years he has served at various times as director and council member of the Hong Kong Stock Exchange, a member of the Hong Kong Takeovers and Mergers Panel, a member of the Hong Kong Securities and Futures Commission's advisory committee, and a part-time member of the Hong Kong Government's Central Policy Unit. He is also a foundation board member of the World Economic Forum and co-chairs the Forum's International Business Council. Mr. Chu is an executive board member of the International Chamber of Commerce, for which he chairs the Commission on Financial Services and Insurance. He is a trustee of the International Crisis Group in Brussels and the World Wildlife Fund in Hong Kong. He is also a member of the governing council of University College, London, the dean's council of the Kennedy School at Harvard, and the board of the Foreign Affairs University of China. His other civic associations include service on the advisory bodies of Asia House, Asia Foundation, Beijing Music Festival Foundation, the East Asia Institute of Cambridge University and the Atlantic Council of the USA. In 1979, Mr. Chu graduated from the University College, London, with a LL.B. Since 1982 he has practiced in the field of corporate, commercial and securities laws, with a special emphasis on China and regional investment transactions. He is admitted to practice law in England and Hong Kong.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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